Exhibit 99.2

Consolidated financial statements of

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

December 31, 2007

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

December 31, 2007

Deloitte & Touche LLP
2800 - 1055 Dunsmuir Street
4 Bentall Centre
P.O. Box 49279
Vancouver BC V7X 1P4
Canada

Tel: 604-669-4466
Fax: 604-685-0395
www.deloitte.ca

Auditors’ report

To the Shareholders of

Peak Gold Ltd.

We have audited the consolidated balance sheet of Peak Gold Ltd. as at December 31, 2007 and the consolidated statements of operations, comprehensive income and deficit and cash flows for the thirteen month period then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and the results of its operations and its cash flows for the thirteen month period then ended in accordance with Canadian generally accepted accounting principles.

The financial statements as at November 30, 2006 and for the year then ended, prior to adjustment for the change in reporting currency as described in Note 2 (i), were audited by other auditors who expressed an opinion without reservation on those statements in their report dated March 14, 2007. We have audited the adjustments to the 2006 financial statements and in our opinion, such adjustments, in all material respects, are appropriate and have been properly applied.

(Signed) Deloitte & Touche LLP

Chartered Accountants
March 14, 2008

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Consolidated statement of operations, comprehensive income and deficit

Thirteen months ended December 31, 2007

(Expressed in thousands of U.S. dollars, except share and per share amounts)

	Thirteen months ended December 31, 2007	Year ended November 30, 2006
	$	$
Revenues	131,084	—
Operating expenses	(80,723)	—
Depreciation and depletion	(18,973)	—

Earnings from mine operations	31,388	—

Corporation administration (1)	(13,295)	(254)
Exploration	(3,983)	—

Earnings (loss) from operations	14,110	(254)
Other income (expense)
Interest and other income	4,113	7
Interest and finance fees	(459)	—
Loss on foreign exchange	(2,864)	—

Earnings (loss) from continuing operations	14,900	(247)
Earnings from discontinued operations	—	10,189
Income and mining taxes (Note 8)	(287)	—

Net earnings and comprehensive income	14,613	9,942
Deficit, beginning of period	(23,477)	(33,419)

Deficit, end of period	(8,864)	(23,477)

(1) Stock option expense (a non-cash item included in corporation administration)	6,156	59

Earnings per share from continuing operations
Basic	0.03	—
Diluted	0.02	—

Earnings per share
Basic	0.03	0.09
Diluted	0.02	0.08

Weighted average number of shares outstanding (in thousands) (Note 7 (g))
Basic	534,279	108,057
Diluted	682,263	119,091

See accompanying notes to the consolidated financial statements.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Consolidated balance sheet

as at December 31, 2007

(Expressed in thousands of U.S. dollars)

	December 31, 2007	November 30, 2006
	$	$
Assets
Current assets
Cash and cash equivalents	149,924	328
Short-term investments	32,440	—
Accounts receivable	18,123	14
Inventories and stockpiled ore (Note 5)	39,792	—
Prepaid expenses and other	1,624	—

	241,903	342
Mining interests (Note 6)	315,831	—
Intangible royalty asset	14,664	—

	572,398	342

Liabilities
Current liabilities
Accounts payable and accrued liabilities	22,835	13
Income and mining taxes payable	4,960	—

	27,795	13
Reclamation and closure cost obligations (Note 9)	18,036	—
Future income and mining taxes (Note 8)	25,943	—
Employee benefits and other	3,253	—

	75,027	13

Shareholders’ equity
Common shares (Note 7 (b))	339,796	25,313
Special warrants (Note 7 (c))	104,166	—
Contributed surplus (Note 7 (b))	63,839	59
Accumulated other comprehensive loss	(1,566)	(1,566)
Deficit	(8,864)	(23,477)

	497,371	329

	572,398	342

Commitments (Note 13)

Approved by the Board

(Signed) Robert Gallagher
Robert Gallagher, Director

(Signed) Gordon Keep
Gordon Keep, Director

See accompanying notes to the consolidated financial statements.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Consolidated statement of cash flows

Thirteen months ended December 31, 2007

(Expressed in thousands of U.S. dollars)

	Thirteen months ended December 31, 2007	Year ended November 30, 2006
	$	$
Operating activities
Net earnings	14,613	9,942
Items not involving cash
Unrealized foreign exchange loss	5,062	—
Depreciation and depletion	18,973	—
Stock option expense	6,156	59
Future income and mining taxes	(6,537)	—
Gain on disposal of subsidiaries	—	(10,433)
Other	224	—
Change in non-cash working capital (Note 11)	(11,871)	112

	26,620	(320)

Investing activities
Mining interests	(27,052)	—
Acquisition, net of cash acquired	(190,552)	—
Purchase of short-term investments	(32,440)	—

	(250,044)	—

Financing activities
Common shares issued on exercise of warrants/ options	1,492	648
Common shares issued in private placement, net	267,362	—
Special warrants issued in private placement, net	104,166	—

	373,020	648

Increase in cash and cash equivalents	149,596	328
Cash and cash equivalents, beginning of period	328	—

Cash and cash equivalents, end of period	149,924	328

Cash and cash equivalents are comprised of Cash	10,312	328
Short-term money market instruments	139,612	—

	149,924	328

Supplemental cash flow information (Note 11)

See accompanying notes to the consolidated financial statements.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

1.	Description of business and nature of operations

The Company was originally incorporated as Imperial PlasTech Inc. under the Ontario Business Corporation Act. On November 13, 2006 the Company continued into British Columbia under the B.C. Corporations Act and changed its name to GPJ Ventures Ltd.

The Company incurred significant losses in 2002 and 2003 and breached certain lending agreement covenants. As a result, the principal lender issued an Interim Receiving Order against the Company (the “Receivership”) on June 12, 2003. On July 3, 2003, the Company obtained an order under the Companies Creditors Arrangement Act (“CCAA”) from the Ontario Superior Court of Justice (the “Court”) in order to facilitate the restructuring of the Company after successfully emerging from the Receivership. On February 22, 2005, the Company announced that the Court appointed an Interim Receiver for the Company and on March 1, 2005 the Receiver assigned the Company into bankruptcy and a trustee (the “Trustee”) was appointed. The Company completed a Proposal to Creditors under the Bankruptcy and Insolvency Act (Canada) and it was approved by the creditors of the Company on February 17, 2006 and by the Ontario Superior Court of Justice on March 8, 2006. As a result, the bankruptcy of the Company was annulled effective April 13, 2006. As part of the proposal to creditors, all of the shares of the Company’s subsidiaries were left with the Trustee. All liabilities at November 30, 2005 were at the subsidiary levels and consequently, during the year ended November 30, 2006, the Company was no longer obligated for this debt. The amounts are therefore no longer obligations of the Company and consequently, a gain on disposal of subsidiaries has been recorded which is included in the statement of operations and deficit. The gain on disposal of subsidiaries was $10.4 million.

The Company commenced seeking opportunities in the natural resource sector and on April 3, 2007 completed an agreement to purchase two producing gold mines from Goldcorp Inc. (“Goldcorp”) (see Note 4) and changed its name to Peak Gold Ltd. (the “Company”).

2.	Summary of significant accounting policies

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) using the following significant accounting policies.

(a)	Basis of presentation and principles of consolidation

These consolidated financial statements include the accounts of the Company and all of its subsidiaries.

The principal subsidiaries of the Company as of December 31, 2007 are as follows:

Subsidiary	Interest
Mineracao Pedra Branca do Amapari Ltda. (“Amapari”) (1)	100%
Peak Gold Mines Pty (“Peak”) (2)	100%

(1)	The results of the Company include Amapari from April 3, 2007, the date of acquisition, onward (Note 4).
(2)	The results of the Company include Peak from April 27, 2007, the date of the acquisition, onwards (Note 4).

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

(a)	Basis of presentation and principles of consolidation (continued)

Variable interest entities (“VIE’s”) as defined by the Accounting Standards Board in Accounting Guideline (“AcG”) 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a “controlling financial interest” or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE’s are subject to consolidation by the primary beneficiary who will absorb the majority of the entities’ expected losses and/or expected residual returns. The Company has determined that it does not have any investments that qualify as VIE’s.

The Company has changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007. This change was implemented to coincide with the year ends of Amapari and Peak (Note 4).

All intercompany transactions and balances are eliminated.

(b)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company’s management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, and the fair value of assets and liabilities acquired in business combinations.

(c)	Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(d)	Short-term investments

Short-term investments include those short-term money market instruments which, on acquisition, have a term to maturity of greater than 90 days but less than one year.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

(e)	Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average costs or replacement cost.

The recovery of gold from certain oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore. The resulting “pregnant” solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold are recovered based on the average cost per recoverable ounce of gold on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type).

(f)	Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives.

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The reserve value is noted as depletable mining properties in Note 6. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. Resource value and exploration potential value is noted as non-depletable mining properties in Note 6. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

(f)	Mining interests (continued)

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are included in operations. Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expense as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

(g)	Intangible asset

Intangible assets consist of a royalty agreement between Amapari and a third party, valued upon acquisition (Note 4). The agreement arose from the initial purchase of the Amapari mine leases. Under the agreement, the Company receives 1% of gross revenues from iron ore mined by the third party on adjacent properties. The asset is amortized on a units-of-production basis which is measured by a portion of the third party mine’s economically recoverable and proven ore reserves recovered during the period. As of December 31, 2007, no amortization has been taken as production under the terms of the royalty agreement has not commenced.

The Company reviews and evaluates the intangible annually or when events or changes in circumstances indicate the carrying amount may not be recoverable.

(h)	Reclamation and closure cost obligations

The Company’s mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

(i)	Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(j)	Employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably. Liabilities recognized in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of employee benefits which are not expected to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

(k)	Foreign currency translation

Effective April 1, 2007 the Company determined that a change in its functional currency had occurred. The functional currency changed from the Canadian dollar (“Cdn$”) to the U.S. dollar (“US$”). The change was necessary due to the acquisition of Amapari and Peak Mines (Note 4). Revenues and direct costs are now principally denominated in U.S dollars. Accordingly, results for the Company would be more fairly reflected by adopting the US$ as the Company’s functional currency. The Company has also adopted the US$ as its reporting currency.

The comparative figures for the year ended November 30, 2006, including supplementary information, were translated using the current method of translation. Under this method, the statement of operations and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate of US$1.00 = Cdn$1.1415 for the period. Assets and liabilities were translated at the November 30, 2006 year-end rate of US$1.00 = Cdn1.1369. Shareholder’s equity was translated using the rates in effect at the date of the transaction. All resulting exchange differences are reported in accumulated other comprehensive income, a separate component of shareholders’ equity.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

2.	Summary of significant accounting policies (continued)

(k)	Foreign currency translation (continued)

All operations outside of Canada apply the US$ as their reporting and measurement currency and therefore translate their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US$ at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the consolidated statements of cash flows.

Monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date. All other assets, liabilities, revenues and expenses arising in foreign currencies are translated at the exchange rates prevailing at the date of the transactions; the resulting gains or losses on foreign exchange are included in the results of operations.

(l)	Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the period. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options and warrants with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

(m)	Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(n)	Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using an option pricing model. The fair value of the options is expensed over the vesting period of the options.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

3.	Changes in accounting policies

(a)	Accounting policies implemented effective December 1, 2006

(i)	Financial instruments - recognition and measurement

Effective December 1, 2006, the Company adopted the new accounting standards, 1530, Comprehensive Income, 3251, Equity, 3855, Financial Instruments - Recognition and Measurement (“Section 3855”), 3861, Financial Instruments - Disclosure and Presentation, and 3865, Hedges, which address the classification, recognition and measurement of financial instruments in the financial statements, the inclusion of other comprehensive income, and establish the standards for hedge accounting.

Under Section 3855, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held-for-trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held-for-trading are measured at fair value with unrealized gains and losses recognized on the statement of operations and deficit.

Upon adoption of Section 3855, the Company has designated its cash and short-term investments as held-for-trading, which is measured at fair value. Prepaids and other receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost.

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with Section 1530, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders’ equity section of the consolidated balance sheet. The components of this new category may include unrealized gains and losses on financial assets classified as available-for-sale, exchange gains and losses arising from the translation of financial statements of a self-sustaining foreign operation and the effective portion of the changes in fair value of cash flow hedging instruments.

These accounting policies were adopted retrospective without restatement.

(ii)	In March 2006, the Emerging Issues Committee issued Abstract 160, Stripping Costs Incurred in the Production Phase of a Mining Operation (“EIC-160”). EIC-160 discusses the treatment of costs associated with the activity of removing overburden and other mine waste minerals in the production phase of a mining operation and concludes that such stripping costs should be accounted for according to the benefit received by the entity and recorded as either a component of inventory or a betterment to the mineral property, depending on the benefit received. The implementation of EIC-160, effective December 1, 2006, did not have a material effect on the Company’s consolidated financial position and results of operations.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

3.	Changes in accounting policies (continued)

(b)	Accounting policies to be implemented effective January 1, 2008

Two new Handbook sections, 3862, Financial Instruments—Disclosure, and 3863, Financial Instruments—Presentation, will replace Section 3861, Financial Instruments—Disclosure and Presentation. These new sections incorporate many of the disclosure requirements in the existing section, but place an increased emphasis on disclosure about risk, including both qualitative and quantitative information about the risk exposures arising from financial instruments.

Section 1535, Capital Disclosure, establishes disclosure requirements about the Company’s objectives, policies and processes for managing capital, as well as quantitative information about capital.

Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 is not expected to have a material impact on the Company’s consolidated financial position and results of operations.

(c)	Accounting policies to be implemented effective January 1, 2009

In February 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and Section 3450, Research and Development Costs. Various changes have been made to other sections of the CICA Handbook for consistency purposes. Section 3064 establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets. Standards concerning goodwill are unchanged from the standards included in the previous Section 3062. The new Section will be applicable to the Company’s financial statements for its fiscal year beginning January 1, 2009. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

4.	Business combination

On February 15, 2007, the Company entered into an agreement with Goldcorp to acquire Goldcorp’s Amapari mine in Brazil and Peak mine in Australia (the “Acquisition”). The Company completed the acquisition of the Amapari mine and the Peak mine on April 3, 2007 and April 27, 2007, respectively. In consideration for the acquisition of the Amapari and Peak mines, the Company issued to Goldcorp 155 million common shares with a value of US$100 million and paid US$200 million in cash, respectively.

The business combination has been accounted for as a purchase transaction, with the Company as the acquirer and the Amapari and Peak Mines as the acquiree. The results of the operations of the acquired assets are included in the consolidated financial statements of the Company from the dates of the Acquisition.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

4.	Business combination (continued)

In order to finance the Acquisition and to provide working capital, the Company completed a financing of 435 million subscription receipts at a price of Cdn$0.75 per subscription receipt for net cash proceeds of approximately Cdn$309.9 million (US$267.4 million) on April 3, 2007. The subscription receipts were immediately converted into units of the Company with each unit consisting of one common share of the Company and one-half of one common share purchase warrant, with each whole purchase warrant entitling the holder to purchase an additional common share of the Company at a price of Cdn$1.50 per share until April 3, 2012.

In conjunction with the Acquisition, the Company issued as a transaction success fee 5 million common shares of the Company with a value of approximately $3.2 million to Endeavour Financial (“Endeavour”), a company in which a director of the Company was an officer. This amount has been recorded as an acquisition cost. In addition, the Company has capitalized cash transaction costs of approximately $1.8 million relating to the Acquisition.

The final allocation of the assets and liabilities acquired is as follows:

$
Purchase price
Cash	200,000
155 million common shares	100,000
Acquisition costs	5,032

305,032

Net assets acquired
Cash and cash equivalents	11,212
Accounts receivable	4,391
Inventories and stockpiled ore	40,286
Mining interests	299,535
Intangible asset	14,664
Other	5,091
Current liabilities	(23,618)
Reclamation and closure cost obligations	(16,662)
Future income tax liabilities, net	(29,867)

305,032

For purposes of these consolidated financial statements, the purchase consideration has been allocated to the fair value of assets acquired and liabilities assumed, including the allocation of mining interests to depletable and non-depletable properties, and plant and equipment, based on management’s best estimates, and also taking into account all available information at the time of acquisition.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

5.	Inventories and stockpiled ore

	2007	2006
	$	$
Supplies	15,092	—
Work-in-process (a)	7,505	—
Heap leach ore (b)	12,254	—
Stockpiled ore (c)	1,106	—
Finished goods	3,835	—

	39,792	—

(a)	Work-in-process

Work-in-process is the stage between the product (gold and copper) as it sits as a raw material (mined or stockpiled ore), and when it has been converted into the finished product (doré or concentrate).

(b)	Heap leach inventory

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Amapari mine. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

(c)	Stockpiled ore

The low-grade stockpiled ore is located at Amapari and Peak mines and is forecasted to be drawn down throughout the remainder of the life of the mines.

6.	Mining interests

	December 31, 2007
	Cost	Accumulated depreciation and depletion	Net book value
	$	$	$
Mining properties	190,163	2,687	187,476
Plant and equipment	144,641	16,286	128,355

	334,804	18,973	315,831

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

6.	Mining interests (continued)

A summary of property by net book value is as follows:

	Mining properties
	Depletable	Non- depletable	Total	Plant and equipment	Total
	$	$	$	$	$
Amapari	12,902	86,629	99,531	75,213	174,744
Peak	3,781	84,164	87,945	52,552	140,497
Corporate	—	—	—	590	590

	16,683	170,793	187,476	128,355	315,831

7.	Share capital

(a)	Authorized

Unlimited number of common shares without par value

Unlimited number of preferred shares without par value

(b)	Share capital

	Issued and fully paid common
	Number of shares	Amount	Contributed surplus
		$	$
Balance, November 30, 2005	100,001,396	24,661	—
Issued for private placement (net of issue costs)	15,000,000	648	—
Exercise of warrants	50,000	4	—
Stock option expense	—	—	59

Balance, November 30, 2006	115,051,396	25,313	59
Issued for cash in private placement (net of issue costs of $14,248)	435,000,000	209,689	57,673
Issued for acquisition (Note 4)	160,000,000	103,253	—
Exercise of stock options	1,290,000	175	(49)
Exercise of warrants	14,950,000	1,366	—
Stock option expense (Note 7 (d))	—	—	6,156

Balance, December 31, 2007	726,291,396	339,796	63,839

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

7.	Share capital (continued)

(c)	Special warrants

On November 28, 2007, the Company completed a private placement financing of 147,723,334 Special Warrants at a price of Cdn$0.75 per Special Warrant for total gross proceeds at Cdn$110.8 million (US$111.8 million) and net proceeds after issue costs of Cdn$103.2 million (US$104.2 million). Each Special Warrant will entitle the holder thereof to receive one unit of the Company, at no additional cost. Each unit will be comprised of one common share of the Company and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional share purchase warrant, at a price of Cdn$0.90 until November 28, 2012. Subsequent to the year end, the Special Warrants were exercised.

On February 28, 2008, the 147,723,334 Special Warrants outstanding at December 31, 2007 were converted into 147,723,334 common shares of the Company and 73,861,667 common share purchase warrants.

(d)	Stock options

The Company has established a “rolling” stock option plan (the “Plan”) in compliance with the TSX Venture Exchange’s policy for granting stock options. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares. The exercise price of each option shall not be less than the market price of the Company’s stock at the date of grant.

	Number of options	Weighted average exercise price
		Cdn$
Balance, November 30, 2005	—	—
Granted	1,600,000	0.10

Balance, November 30, 2006	1,600,000	0.10
Exercised	(1,290,000)	0.10
Cancelled	(409,000)	0.93
Granted	21,595,000	0.92

Balance, December 31, 2007	21,496,000	0.91

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

7.	Share capital (continued)

(d)	Stock options (continued)

The following table summarizes information about the stock options outstanding at December 31, 2007:

Options outstanding
Number of stock options outstanding	Number of options exercisable	Weighted average exercise price	Weighted average remaining contractual life
		Cdn$
310,000	310,000	0.10	3.3 years
20,786,000	7,065,000	0.93	4.3 years
400,000	100,000	0.65	1.7 years

21,496,000	7,475,000	0.91	4.2 years

On February 27, 2008, the Company granted 5,092,000 stock options to employees. These options have an exercise price of Cdn$0.63, vest over three years and have a contractual life of five years from date of grant.

(e)	Stock-based compensation

As a result of the stock options granted during the period ended December 31, 2007, the Company recorded $6.2 million as stock-based compensation expense and recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of $0.37 (November 30, 2006—$0.04) using the following assumptions: no dividends are to be paid; volatility of 60% (November 30, 2006 - 41%), risk free interest rate of 4.0%; and expected life of 3.5 years.

(f)	Warrants

A summary of the changes in warrants is presented below:

	Number of warrants	Weighted average exercise price
		Cdn$
Balance, November 30, 2005	—	—
Issued	15,000,000	0.10
Exercised	(50,000)	0.10

Balance, November 30, 2006	14,950,000	0.10
Exercised	(14,950,000)	0.10
Issued	217,500,000	1.50

Balance, December 31, 2007	217,500,000	1.50

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

7.	Share capital (continued)

(f)	Warrants (continued)

The Company issued 217.5 million warrants in connection with a private placement (Note 4). Each warrant entitles the holder to purchase an additional common share of the Company at a price of Cdn$1.50 per share until April 3, 2012. The warrants were valued at $57.7 million using the Black-Scholes pricing model and that amount is included in share issue costs and contributed surplus. A fair value of approximately $0.27 for each warrant was calculated using the following assumptions: no dividends are paid; volatility is 48%, risk free interest rate of 4%; and expected life of 5 years.

(g)	Diluted earnings per share

The following table sets forth the computation of diluted earnings per share:

2007
Earnings available to common shareholders	$14,613

(in thousands)
Basic weighted average number of shares outstanding	534,279
Effect of dilutive securities
Special warrants	147,723
Stock options	261

Diluted weighted average number of shares outstanding	682,263

Earnings per share
Basic	$0.03
Diluted	$0.02

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$0.63 for the year. The warrants related to Special Warrants (Note 7 (c)) were issued subsequent to year end.

2007
Stock options	21,186
Share purchase warrants	217,500

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

8.	Income and mining taxes

	Thirteen months ended December 31, 2007	Year ended November 30, 2006
	$	$
Current income and mining tax expense	6,824	—
Future income and mining tax expense	(6,537)	—

	287	—

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	Thirteen months ended December 31, 2007	Year ended November 30, 2006
	$	$
Earnings before income taxes	14,900	9,942

Canadian federal and provincial income tax rates	34.12%	36.10%

Income tax expense based on above rates	5,084	3,589
Increase (decrease) due to
Non-deductible expenditures	2,486	—
Lower statutory tax rates on earnings of foreign subsidiaries	(1,183)	—
Benefits of losses not recognized in period	2,137	156
Non-taxable portion of gain	—	(1,862)

Other change in valuation allowance	(8,237)	(1,883)

	287	—

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

8.	Income and mining taxes (continued)

The components of future income taxes are as follows:

	Thirteen months ended December 31, 2007	Year ended November 30, 2006
	$	$
Future income and mining tax assets
Non-capital losses	11,308	154
Deductible temporary differences and other	13,601	8

Value of future income tax and mining assets	24,909	162
Valuation allowance	(8,399)	(162)

	16,510	—
Future income and mining tax liabilities
Taxable temporary differences	(42,453)	—

Future income and mining tax liabilities, net	(25,943)	—

Presented on the consolidated balance sheet as
Future income and mining tax assets	16,510	—
Future income and mining tax liabilities	(42,453)	—

Future income and mining tax liabilities, net	(25,943)	—

Deductible temporary differences are comprised primarily of book to tax differences relating to the Company’s reclamation liabilities. Taxable temporary differences are comprised primarily of book to tax differences relating to the value of the Company’s mining interests acquired from corporate acquisitions.

Tax loss carryforwards

At December 31, 2007, the Company had Canadian income tax losses of $8.6 million that expire from 2025 through 2027 and Canadian capital losses of $7.3 million that will be available to offset future capital gains. These capital losses carry forward indefinitely. The Company has Brazilian income tax losses of approximately $43.5 million that can be carried forward indefinitely.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

9.	Reclamation and closure cost obligations

The Company’s asset retirement obligations consist of reclamation and closure costs for Amapari and Peak. Significant reclamation and closure activities include land rehabilitation, demolition of buildings and mine facilities, ongoing care and maintenance and other costs.

The liability for reclamation and closure cost obligations at December 31, 2007 is $18.0 million (2006 - $Nil million). The undiscounted value of this liability is $28.8 million (2006 - $Nil million). An inflation rate assumption of 2% has been used. An accretion expense component of $2.0 million (2006 - $Nil) has been charged to operations in 2007 to reflect an increase in the carrying amount of the asset retirement obligation which has been determined using a discount rate of 6.5%. Changes to the reclamation and closure cost balance during the year are as follows:

Thirteen months ended December 31, 2007
$
Reclamation and closure cost obligations, opening balance	—
Arising on acquisition of Amapari (Note 4)	10,312
Arising on acquisition of Peak Mines (Note 4)	6,349
Reclamation expenditures	—
Accretion expense, included in depreciation and depletion	2,025
Revisions in estimates and liabilities incurred	(650)

Reclamation and closure cost obligations, closing balance	18,036

10.	Related party transactions

During the thirteen month period ended December 31, 2007, the Company paid Endeavour $0.1 million in advisory fees and rent. As of December 31, 2007, deferred acquisition costs include $0.1 million paid in consulting fees to Endeavor and approximately $3.2 million relating to shares issued to Endeavour as part of as a transaction success fee (Note 4).

During the thirteen month period ended December 31, 2007, the Company paid Goldcorp $0.1 million in management fees. As of December 31, 2007, accounts payable includes approximately $0.6 million owing to Goldcorp.

These transactions, occurring in the normal course of operations, are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

11.	Supplemental cash flow information

	Thirteen months ended December 31, 2007	Year ended November 30, 2006
	$	$
Change in non-cash working capital
Accounts receivable	(17,554)	—
Inventories and stockpiled ore	2,279	—
Accounts payable and accrued liabilities	5,400	126
Other	(1,996)	(14)

	(11,871)	112

Non-cash financing and investing activities
Shares issued on acquisition (Note 7 (b))	103,253	—
Operating activities included the following payments
Interest paid	—	—
Income taxes paid	3,092	—

12.	Segmented information

The Company manages its operations by geographical location. Following the acquisitions of Amapari Mine and Peak Mine, management considers the Company to be operating in geographical segments. These reportable operating segments are summarized in the table below:

	Amapari Mine	Peak Mines	Other (1)	Total
	$	$	$	$
Thirteen months ended December 31, 2007
Revenues	48,369	82,715	—	131,084
Depletion and depreciation	9,129	9,805	39	18,973
(Loss) earnings from operations	(321)	25,786	(11,355)	14,110
Total assets	215,971	184,056	172,371	572,398
Expenditures for mining interests	(6,108)	(20,315)	(629)	(27,052)

(1)	Other includes corporate balances and intercompany eliminations

Prior to the acquisition of the Amapari mine and Peak Mines, the Company had one reportable segment, being the acquisition of natural properties.

Peak Gold Ltd.

(formerly GPJ Ventures Ltd.)

Notes to the consolidated financial statements

December 31, 2007

(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)

13.	Commitments

As of December 31, 2007, commitments exist for capital expenditures of approximately $2.1 million to be spent in 2008.